Exhibit 99.2

Fresenius Medical Care AG

COMPLETE OVERVIEW OF THE SECOND QUARTER AND FIRST HALF YEAR 2025

August 5, 2025

Investor Relations

phone: +49 6172 609 2525

email: ir@freseniusmedicalcare.com

Content:

Statement of earnings	page 2

Segment information	page 3

Balance sheet	page 4

Cash flow	page 5

Revenue development by segment	page 6

Key metrics	page 7

Reconciliation results excl. special items	page 8

Outlook 2025	page 9

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

Rounding adjustments applied to individual numbers and percentages may result in these figures differing immaterially from their absolute values. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures due to rounding in accordance with commercial rounding conventions.

Copyright by Fresenius Medical Care AG

Statement of earnings

	Three months ended June 30,				Six months ended June 30,
in € million, except share data, unaudited	2025	2024	Change	Change at cc	2025	2024	Change	Change at cc
Total revenue	4,792	4,766	0.5%	5.0%	9,673	9,491	1.9%	3.1%

Costs of revenue	3,577	3,600	-0.6%	4.1%	7,275	7,151	1.7%	3.0%
Selling, general and administrative expense	792	771	2.7%	6.6%	1,543	1,547	-0.3%	0.9%
Research and development expense	38	46	-16.4%	-14.7%	82	93	-12.6%	-12.3%
Income from equity method investees	(45)	(33)	38.4%	38.4%	(93)	(61)	51.3%	51.3%
Other operating income	(343)	(228)	50.5%	51.7%	(484)	(341)	41.8%	42.5%
Other operating expense	348	185	87.4%	91.3%	593	431	37.7%	38.9%
Operating income	425	425	0.1%	2.7%	757	671	12.8%	13.3%
Operating income excl. special items [1]	476	436	9.2%	12.9%	933	838	11.2%	11.9%

Interest income	(22)	(18)	23.1%	29.4%	(37)	(33)	10.2%	14.3%
Interest expense	97	103	-6.3%	-2.0%	192	207	-7.1%	-5.9%
Interest expense, net	75	85	-12.4%	-8.6%	155	174	-10.4%	-9.8%
Income before income taxes	350	340	3.3%	5.5%	602	497	20.9%	21.4%
Income tax expense	78	99	-21.0%	-19.4%	139	139	0.6%	0.8%
Net income	272	241	13.2%	15.7%	463	358	28.7%	29.3%
Net income attributable to noncontrolling interests	47	54	-12.0%	-8.4%	87	100	-15.2%	-14.4%
Net income attributable to shareholders of FME AG	225	187	20.4%	22.6%	376	258	45.9%	46.3%
Net income attributable to shareholders of FME AG excl. special items [1]	268	212	26.0%	29.8%	514	400	28.5%	29.2%

Weighted average number of shares	293,413,449	293,413,449			293,413,449	293,413,449

Basic earnings per share	€0.77	€0.64	20.4%	22.6%	€1.28	€0.88	45.9%	46.3%
Basic earnings per ADS	€0.38	€0.32	20.4%	22.6%	€0.64	€0.44	45.9%	46.3%

Operating income	425	425	0.1%	2.7%	757	671	12.8%	13.3%
Depreciation, amortization and impairment loss	376	387	-3.0%	1.0%	769	899	-14.4%	-13.5%
EBITDA	801	812	-1.4%	1.8%	1,526	1,570	-2.8%	-2.1%

In percent of revenue
Operating income margin	8.9%	8.9%			7.8%	7.1%
Operating income margin excl. special items [1]	9.9%	9.1%			9.6%	8.8%
EBITDA margin	16.7%	17.0%			15.8%	16.5%

1 For a reconciliation of special items, please refer to the table on page 8.

Statement of earnings	page 2 of 9	August 5, 2025

Segment information

	Three months ended June 30,				Six months ended June 30,
unaudited	2025	2024	Change	Change at cc	2025	2024	Change	Change at cc
Total
Revenue in € million	4,792	4,766	0.5%	5.0%	9,673	9,491	1.9%	3.1%
Operating income in € million	425	425	0.1%	2.7%	757	671	12.8%	13.3%
Operating income in € million excl. special items [1]	476	436	9.2%	12.9%	933	838	11.2%	11.9%
Operating income margin	8.9%	8.9%			7.8%	7.1%
Operating income margin excl. special items [1]	9.9%	9.1%			9.6%	8.8%

Days sales outstanding (DSO) [2]					63	76
Employees (headcount)					112,445	113,639

Care Delivery segment
Revenue in € million	3,381	3,481	-2.9%	1.3%	6,828	6,962	-1.9%	-1.1%
Operating income in € million	346	335	3.4%	9.4%	666	502	32.7%	34.0%
Operating income in € million excl. special items [1]	378	379	-0.3%	5.3%	734	704	4.1%	5.2%
Operating income margin	10.2%	9.6%			9.8%	7.2%
Operating income margin excl. special items [1]	11.2%	10.9%			10.7%	10.1%

Days sales outstanding (DSO) [2]					58	75

Value-Based Care segment
Revenue in € million	506	415	22.0%	28.4%	1,035	838	23.5%	24.7%
Operating income in € million	(9)	(6)	44.9%	44.2%	(6)	15	n.a.	n.a.
Operating income in € million excl. special items [1]	(9)	(6)	44.4%	43.2%	(5)	15	n.a.	n.a.
Operating income margin	-1.7%	-1.5%			-0.5%	1.8%
Operating income margin excl. special items [1]	-1.7%	-1.5%			-0.5%	1.8%

Days sales outstanding (DSO) [2]					29	41

Care Enablement segment
Revenue in € million	1,348	1,363	-1.1%	3.4%	2,715	2,660	2.0%	4.1%
Operating income in € million	89	65	36.4%	39.1%	183	135	35.3%	35.9%
Operating income in € million excl. special items [1]	117	66	75.7%	79.4%	231	142	62.1%	63.0%
Operating income margin	6.6%	4.8%			6.8%	5.1%
Operating income margin excl. special items [1]	8.7%	4.9%			8.5%	5.4%

Days sales outstanding (DSO) [2]					92	94

Inter-segment eliminations [3]
Revenue in € million	(443)	(493)	-10.1%	-6.1%	(905)	(969)	-6.7%	-5.9%
Operating income in € million	(8)	(5)	57.7%	64.5%	(12)	(3)	206.1%	210.6%
Operating income in € million excl. special items [1]	(8)	(8)	4.6%	9.1%	(12)	(9)	24.3%	26.2%

Corporate
Operating income in € million	7	36	-80.4%	n.a.	(74)	22	n.a.	n.a.
Operating income in € million excl. special items [1]	(2)	5	n.a.	n.a.	(15)	(14)	3.4%	24.5%

1 For a reconciliation of special items, please refer to the table on page 8.

2 Includes receivables related to assets held for sale.

3 Services provided by the Care Delivery segment in the U.S. for patients managed under the Value-Based Care segment are provided at fair market value. The Company also transfers products from the Care Enablement segment to the Care Delivery segment at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within “Inter-segment eliminations”.

cc = constant currency. Changes in revenue, operating income and net income attributable to shareholders of FME AG include the impact of changes in foreign currency exchange rates. We calculate and present these financial measures using both IFRS Accounting Standards and at constant exchange rates to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS Accounting Standards, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter’s year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term "Constant Currency".

Segment information	Page 3 of 9	August 5, 2025

Balance sheet

	June 30,	December 31,
in € million, except for net leverage ratio, unaudited	2025	2024
Assets
Cash and cash equivalents	1,715	1,180
Trade accounts and other receivables from unrelated parties	3,196	3,367
Inventories	1,996	2,068
Other current assets	1,229	1,308
Goodwill and intangible assets	14,874	16,541
Right-of-use assets	3,209	3,612
Other non-current assets	5,072	5,491
Total assets	31,291	33,567

Liabilities and equity
Accounts payable to unrelated parties	685	904
Other current liabilities	4,976	4,756
Non-current liabilities	11,303	12,138
Total equity	14,327	15,769
Total liabilities and equity	31,291	33,567

Equity/assets ratio	46%	47%

Debt and lease liabilities
Short-term debt from unrelated parties	24	2
Current portion of long-term debt	990	575
Current portion of lease liabilities from unrelated parties	564	616
Current portion of lease liabilities from related parties	26	25
Long-term debt, less current portion	6,327	6,261
Lease liabilities from unrelated parties, less current portion	3,017	3,412
Lease liabilities from related parties, less current portion	77	88
Debt and lease liabilities included within liabilities directly associated with
assets held for sale	10	9
Total debt and lease liabilities	11,035	10,988
Minus: Cash and cash equivalents [1]	(1,720)	(1,185)
Total net debt and lease liabilities	9,315	9,803

Reconciliation of annualized adjusted EBITDA and net leverage ratio to the most directly comparable IFRS Accounting Standards financial measure
Net income	844	741
Income tax expense	317	316
Interest income	(75)	(72)
Interest expense	392	407
Depreciation and amortization	1,509	1,536
Adjustments [2]	474	450
Annualized adjusted EBITDA	3,461	3,378

Net leverage ratio	2.7	2.9

1 Includes cash and cash equivalents included within assets held for sale.

2 Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2025: -€3 M; 2024: -€23 M), non-cash charges, primarily related to pension expense (2025: €52 M; 2024: €52 M), impairment loss (2025: €104 M; 2024: €207 M) and special items, including costs related to the FME25+ Program (2025: €182 M; 2024: €164 M), Legacy Portfolio Optimization (2025: €77 M; 2024: €113 M), Legal Form Conversion Costs (2025: €8 M; 2024: €9 M) and Humacyte Remeasurements (2025: €54 M; 2024: -€72 M).

Balance sheet	Page 4 of 9	August 5, 2025

Cash flow statement

	Three months ended June 30,		Six months ended June 30,
in € million, unaudited	2025	2024	2025	2024
Operating activities
Net income	272	241	463	358
Depreciation, amortization and impairment loss	376	387	769	899
Change in trade accounts and other receivables from unrelated parties	194	(23)	(113)	(692)
Change in inventories	(16)	(15)	(87)	(56)
Change in other working capital and non-cash items	(51)	(148)	(94)	61
Net cash provided by (used in) operating activities	775	442	938	570
In percent of revenue	16.2%	9.3%	9.7%	6.0%

Investing activities
Purchases of property, plant and equipment and capitalized development costs	(154)	(159)	(300)	(293)
Proceeds from sale of property, plant and equipment	7	6	11	10
Capital expenditures, net	(147)	(153)	(289)	(283)

Free cash flow	628	289	649	287
In percent of revenue	13.1%	6.1%	6.7%	3.0%
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(9)	(6)	(15)	(6)
Investments in debt securities	0	0	(11)	0
Proceeds from divestitures, net of cash disposed	1	461	20	501
Proceeds from sale of debt securities	13	21	45	42
Free cash flow after investing activities	633	765	688	824

Cash flow	Page 5 of 9	August 5, 2025

Revenue development by segment

						Same market
				Change	Organic	treatment
in € million, unaudited	2025	2024	Change	at cc	growth	growth [1]
Three months ended June 30,
Total revenue	4,792	4,766	0.5%	5.0%	6.7%

Care Delivery segment	3,381	3,481	-2.9%	1.3%	3.6%	0.5%
Thereof: U.S.	2,817	2,867	-1.7%	3.4%	3.4%	0.0%
Thereof: International	564	614	-8.2%	-8.1%	4.5%	1.7%

Value-Based Care segment	506	415	22.0%	28.4%	28.4%

Care Enablement segment	1,348	1,363	-1.1%	3.4%	3.4%

Inter-segment eliminations	(443)	(493)	-10.1%	-6.1%
Thereof: Care Delivery segment	(118)	(125)	-5.1%	-0.3%
Thereof: Care Enablement segment	(325)	(368)	-11.8%	-8.1%

Six months ended June 30,
Total revenue	9,673	9,491	1.9%	3.1%	6.1%

Care Delivery segment	6,828	6,962	-1.9%	-1.1%	2.8%	0.7%
Thereof: U.S.	5,709	5,662	0.8%	1.8%	2.4%	0.0%
Thereof: International	1,119	1,300	-14.0%	-13.8%	4.7%	2.1%

Value-Based Care segment	1,035	838	23.5%	24.7%	24.7%

Care Enablement segment	2,715	2,660	2.0%	4.1%	4.1%

Inter-segment eliminations	(905)	(969)	-6.7%	-5.9%
Thereof: Care Delivery segment	(238)	(241)	-1.4%	-0.4%
Thereof: Care Enablement segment	(667)	(728)	-8.4%	-7.7%

1 Same market treatment growth = organic growth less price effects

Revenue development by segment	Page 6 of 9	August 5, 2025

Key metrics

	Six months ended June 30,
Care Delivery segment	Clinics			Patients			Treatments
unaudited	2025	2024	Growth in % yoy	2025	2024	Growth in % yoy	2025	2024	Growth in % yoy
Total	3,676	3,757	-2%	300,339	311,037	-3%	22,314,266	24,119,809	-7%
Thereof: U.S.	2,627	2,628	0%	206,259	206,306	0%	15,327,129	15,412,884	-1%
Thereof: International	1,049	1,129	-7%	94,080	104,731	-10%	6,987,137	8,706,925	-20%

yoy = year-on-year

	Six months ended June 30,
Value-Based Care segment U.S.	Member Months			Membership
			Growth			Growth
unaudited	2025	2024	in % yoy	2025	2024	in % yoy
Total U.S.	869,968	747,976	16%	147,532	122,303	21%

Key metrics	Page 7 of 9	August 5, 2025

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS Accounting Standards financial measures for comparability with the Company´s outlook

		Special items									Special items
in € million, except share data, unaudited	Results 2025	FME25+ Program[1]	Legacy Portfolio Optimization[2]	Legal Form Conversion Costs	Humacyte Remeasurements	Sum of special items	Results 2025 excl. special items	Currency translation effects	Results 2025 excl. special items at cc	Results 2024	FME25+ Program[1]	Legacy Portfolio Optimization[2]	Legal Form Conversion Costs	Humacyte Remeasurements	Sum of special items	Results 2024 excl. special items	Change excl. special items	Change excl. special items at cc
Three months ended June 30,
Total revenue	4,792	—	—	—	—	—	4,792	215	5,007	4,766	—	—	—	—	—	4,766	0.5%	5.0%
Care Delivery segment	3,381	—	—	—	—	—	3,381	147	3,528	3,481	—	—	—	—	—	3,481	-2.9%	1.3%
Thereof: U.S.	2,817	—	—	—	—	—	2,817	146	2,963	2,867	—	—	—	—	—	2,867	-1.7%	3.4%
Thereof: International	564	—	—	—	—	—	564	1	565	614	—	—	—	—	—	614	-8.2%	-8.1%
Value-Based Care segment	506	—	—	—	—	—	506	26	532	415	—	—	—	—	—	415	22.0%	28.4%
Care Enablement segment	1,348	—	—	—	—	—	1,348	61	1,409	1,363	—	—	—	—	—	1,363	-1.1%	3.4%
Inter-segment eliminations	(443)	—	—	—	—	—	(443)	(19)	(462)	(493)	—	—	—	—	—	(493)	-10.1%	-6.1%

EBITDA	801	49	(2)	1	(9)	39	840	31	871	812	34	23	2	(46)	13	825	1.8%	5.6%

Total operating income	425	53	6	1	(9)	51	476	16	492	425	40	15	2	(46)	11	436	9.2%	12.9%
Care Delivery segment	346	26	6	—	—	32	378	21	399	335	16	28	—	—	44	379	-0.3%	5.3%
Value-Based Care segment	(9)	0	—	—	—	0	(9)	0	(9)	(6)	—	—	—	—	—	(6)	44.4%	43.2%
Care Enablement segment	89	27	0	—	1	28	117	3	120	65	24	(11)	0	(12)	1	66	75.7%	79.4%
Inter-segment eliminations	(8)	—	—	—	—	—	(8)	(1)	(9)	(5)	—	(3)	—	—	(3)	(8)	4.6%	9.1%
Corporate	7	0	—	1	(10)	(9)	(2)	(7)	(9)	36	0	1	2	(34)	(31)	5	n.a.	n.a.

Interest expense, net	75	—	—	—	—	—	75	3	78	85	—	—	—	—	—	85	-12.4%	-8.6%

Income tax expense	78	14	(4)	0	(2)	8	86	4	90	99	11	(14)	1	(12)	(14)	85	2.5%	5.8%

Net income attributable to noncontrolling interests	47	—	—	—	—	—	47	1	48	54	—	—	—	—	—	54	-12.0%	-8.4%

Net income[3]	225	39	10	1	(7)	43	268	8	276	187	29	29	1	(34)	25	212	26.0%	29.8%

Basic earnings per share	€0.77	€0.13	€0.03	€0.00	€(0.02)	€0.14	€0.91	€0.03	€0.94	€0.64	€0.10	€0.10	€0.00	€(0.12)	€0.08	€0.72	26.0%	29.8%

Six months ended June 30,
Total revenue	9,673	—	—	—	—	—	9,673	116	9,789	9,491	—	—	—	—	—	9,491	1.9%	3.1%
Care Delivery segment	6,828	—	—	—	—	—	6,828	58	6,886	6,962	—	—	—	—	—	6,962	-1.9%	-1.1%
Thereof: U.S.	5,709	—	—	—	—	—	5,709	56	5,765	5,662	—	—	—	—	—	5,662	0.8%	1.8%
Thereof: International	1,119	—	—	—	—	—	1,119	2	1,121	1,300	—	—	—	—	—	1,300	-14.0%	-13.8%
Value-Based Care segment	1,035	—	—	—	—	—	1,035	10	1,045	838	—	—	—	—	—	838	23.5%	24.7%
Care Enablement segment	2,715	—	—	—	—	—	2,715	55	2,770	2,660	—	—	—	—	—	2,660	2.0%	4.1%
Inter-segment eliminations	(905)	—	—	—	—	—	(905)	(7)	(912)	(969)	—	—	—	—	—	(969)	-6.7%	-5.9%

EBITDA	1,526	77	16	1	65	159	1,685	13	1,698	1,570	60	50	3	(61)	52	1,622	3.9%	4.7%

Total operating income	757	80	30	1	65	176	933	6	939	671	67	158	3	(61)	167	838	11.2%	11.9%
Care Delivery segment	666	40	28	—	—	68	734	7	741	502	27	175	—	—	202	704	4.1%	5.2%
Value-Based Care segment	(6)	1	—	—	—	1	(5)	0	(5)	15	—	—	—	—	—	15	n.a.	n.a.
Care Enablement segment	183	38	2	—	8	48	231	2	233	135	40	(11)	0	(22)	7	142	62.1%	63.0%
Inter-segment eliminations	(12)	—	—	—	—	—	(12)	(2)	(14)	(3)	—	(6)	—	—	(6)	(9)	24.3%	26.2%
Corporate	(74)	1	—	1	57	59	(15)	(1)	(16)	22	0	0	3	(39)	(36)	(14)	3.4%	24.5%

Interest expense, net	155	—	—	—	—	—	155	1	156	174	—	—	—	—	—	174	-10.4%	-9.8%

Income tax expense	139	21	1	0	16	38	177	2	179	139	18	22	1	(16)	25	164	8.4%	9.0%

Net income attributable to noncontrolling interests	87	—	—	—	—	—	87	0	87	100	—	—	—	—	—	100	-15.2%	-14.4%

Net income[3]	376	59	29	1	49	138	514	3	517	258	49	136	2	(45)	142	400	28.5%	29.2%

Basic earnings per share	€1.28	€0.20	€0.10	€0.00	€0.17	€0.47	€1.75	€0.01	€1.76	€0.88	€0.16	€0.46	€0.01	€(0.15)	€0.48	€1.36	28.5%	29.2%

1 The FME25 Program was expanded by two years, the overall savings target increased and renamed to the FME25+ Program.

2 2025: mainly related to the proposed divestiture of select assets of FME AG’s wholly owned Spectra Laboratories as well as the proposed divestitures in Brazil, Kazakhstan and Malaysia as well as impairment losses primarily related to right-of-use assets; 2024: mainly related to impairment losses resulting from the measurement of assets held for sale as well as gains and losses from divestitures.

3 Attributable to shareholders of FME AG.

Reconciliation results excl. special items	Page 8 of 9	August 5, 2025

Outlook 2025

	Results 2024	Outlook 2025 (at Constant Currency)
Revenue[1]	€19,336 M	Positive to a low-single digit percentage rate growth
Operating income[1]	€1,797 M	High-teens to high-twenties percentage rate growth

1 Outlook 2025 is based on the assumptions outlined in the earnings release for the fourth quarter and full year of 2024 and excludes special items. Special items include the costs related to the FME25+ Program, the impacts from Legacy Portfolio Optimization, the Legal Form Conversion Costs, the Humacyte Remeasurements and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of providing the outlook. The growth rates are based on the results 2024 excluding the costs related to the FME25+ Program (€180 M for operating income), the impacts from Legacy Portfolio Optimization (€288 M for operating income), the Legal Form Conversion Costs (€9 M for operating income) and the Humacyte Remeasurements (-€72 M for operating income).

Outlook 2025	Page 9 of 9	August 5, 2025